Deutsche Bank Securities Inc.

60 Wall St.

New York, New York 10005

March 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re: TB SA Acquisition Corp.

Registration Statement on Form S-1

Filed February 12, 2021,

as amended File No. 333-253086

Dear Mr. Gabor:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as underwriter, hereby joins in the request of TB SA Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 22, 2021, or as soon thereafter as practicable. The undersigned, as underwriter, confirms that it is aware of its obligations under the Act.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 50 copies of the Preliminary Prospectus dated March 12, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

[Signature Page to Underwriter’s Acceleration Request]